Coordonnées

www.linkedin.com/in/claireflurin
(LinkedIn)

Principales compétences

Research and Development (R&D)
Product Innovation
Investment Strategies

Languages

Anglais (Native or Bilingual)
Espagnol (Limited Working)
Fançais (Native or Bilingual)
Russe (Elementary)

Certifications

Procore Certified: Associate

Honors-Awards

Top-of-the-class Prize for ESTP Sustainable Building and Urban Design

City and Regional Planning Departmental Research Travel Grant

Publications

Créer de nouveaux dispositifs de propriété pour une révolution économique et financière de l’immobilier

Eco-districts: development and evaluation. A European case study.

Promouvoir la modularité et la flexibilité des usages des bâtiments et des logements

Et demain, on fait quoi? C’est le moment de changer la vie-lle

Claire Flurin Bellec

Curiosityiskeys.com I Co-founder @Co-Liv I Top 200 #ChoiseulVillededemain
Paris, Île-de-France, France

Résumé

As an urban planner and a civil engineer with expertise in sustainable urban development and product design, I work to develop creative land-use strategies and real-estate-based businesses that enhance livability in global cities. My goal is to reconcile the traditional profit-driven real estate world with the people-centric, mission-driven mindsets of innovators.
-
Co-founder of Co-Liv - Head of R&D at Keys Asset Management - Creator & Curator of CuriosityisKeys.com

Expérience

Keys REIM
4 ans 1 mois

Chief Influence, Research & Development Officer
avril 2022 - Present (9 mois)
Paris, Île-de-France, France

Head of R&D+Innovation
décembre 2018 - juin 2022 (3 ans 7 mois)
Paris Area, France

Curiosity is Keys is Keys REIM’s research & development arm.

Our three-fold people-centric approach - based on free exploration, research, and prototyping - allows us to identify future trends, and to understand how and when to implement change, in order to provide strategic real estate investment insights.

Co-Liv
8 ans

Co-Founder & Board Member
janvier 2015 - Present (8 ans)
New York, United States

Co-Liv is the global non-profit association of coliving professionals, guiding and empowering the shared living movement.

Executive Director
novembre 2016 - novembre 2018 (2 ans 1 mois)
Région de Paris, France

Co-Liv, formerly PUREHOUSE LAB, is the global non-profit association of coliving professionals, guiding and empowering the shared living movement.

The non-for-profit serves a central hub for knowledge on co-living and is now positioned as the largest professional co-living network. My team and I grew the organization from 0 to 300+ members, with over 50 brands.

- Growth management
- Grassroot, horizontal management
- Lab / think tank development
- Research & market insights
- Networking and events management
- Business development
- Real estate development
- Furniture design
- Tech product development
- etc.

Claire Flurin
Consultant
septembre 2014 - Present (8 ans 4 mois)
New York & Paris

Focus: innovative solutions for urban real estate and mobility.
Clients include : LIC Partnership (New York, USA), Module Housing (Pittsburgh, USA), Zoku (Amsterdam, Netherlands), Pure House (New York City, USA).

Expertise fields:
- Product development
- Real estate strategy
- Urban sustainability
- Business plans and financial modeling
- Growth plans
- Partnership strategies
- Compliance with local policies

- R&D

Vectuel

Director of Urban Planning

novembre 2016 - décembre 2017 (1 an 2 mois)

New York

Vectuel develops 3D databases and digital outreach / communication tools for cities: 3D maps, interactive street views of the future, engagement and participation platforms. Vectuel's US-based R&D capsule worked hard to democratize the use of 3D in American cities, with the objective of helping project stakeholders and political leaders make more informed decisions about the evolution of their built environment. Because better, 3D-augmented conversations lead to better decision-making and therefore better communities.

I managed a team of 4 that achieved important milestones such as the NYC Small Business Services' Neighborhood Challenge Award (with the Long Island City Partnership to design a smart, locally crowdsourced wayfinding system), and the development of a virtual twin of the Meatpacking District.

- Sales
- Remote operational management
- Pilot projects design
- Business strategy
- Participatory planning

SDS Brooklyn

Urban Planner/Project Manager

mars 2015 - novembre 2016 (1 an 9 mois)

Brooklyn, NY

SDS' development project managers handle real estate projects from acquisition to completion, while serving as internal consultants for their specialty field.

After proving the economic value of a sustainable design (25% return) and obtaining approvals for 63 Columbia, a 17,000-sf, 5-story condo in Cobble Hill, I performed the feasibility analysis, defined the program and set up the project team for 292 + 499, a $9M, 11,000-sf Park Slope mixed-use renovation. I am now handling the design and construction of 22 Bond, a $60M high end condo

conversion in Noho. In addition, I am the “green-building” specialist for the company.

- Real Estate Development Analysis & Strategy
- City Planning & Zoning Analysis
- Project Management
- Financial Planning
- Civil Engineering
- Sustainability

Nelson\Nygaard Consulting Associates
Transportation Analyst (Graduate Intern)
septembre 2014 - juillet 2015 (11 mois)
Région de New York City , États-Unis

Nelson\Nygaard Consulting Associates is an internationally recognized firm committed to developing transportation systems that promote vibrant, sustainable, and accessible communities.

As a planning intern, I engaged in the following fields:
- Transit-Oriented Development,
- Transportation Demand Management,
- BRT & Marketing Strategies,
- Street Safety,
- Active Transportation

Cornell University
Graduate Teaching and Research Assistant
janvier 2013 - décembre 2014 (2 ans)
Ithaca

Green Cities (Spring 2013)
Real Estate Seminar Series (Fall 2013)
Intro to Methods of Planning Analysis (Spring 2014)
Urban Design Studio for WXY Studio (Fall 2014)

City of Santa Monica
Transit Planner (Graduate Intern)
juin 2014 - août 2014 (3 mois)
Big Blue Bus, Santa Monica, CA

Transit Planning, Data Analysis, Master Planning

L'Oréal

Project Manager, L'Oréal Property Department.

mars 2012 - décembre 2012 (10 mois)

Saint-Ouen

Sustainable building & operation policy, Sustainable Factories, Environmental certifications, Seismic audits management

Kaufman et Broad

Site Manager Assistant, Kaufman & Broad (Internship)

juin 2011 - août 2011 (3 mois)

Seine et Marne

Construction management, Residential development, Contractors management, Delivery, Punch list

Formation

Cornell University

Master of Regional Planning, City/Urban, Community and Regional Planning · (2013 - 2014)

Cornell University - Johnson Graduate School of Management

Sustainable Global Enterprise Immersion Program · (2014 - 2014)

Ecole spéciale des Travaux publics, du Bâtiment et de l'Industrie

Master of Science - MS, Civil Engineering, Construction Engineering & Management · (2009 - 2012)

Collège Stanislas

Bachelor of Science (B.S.), Mathematics and Physics · (2008 - 2009)